June 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Ryan Rohn, Senior Staff Accountant

Re: AvePoint, Inc.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 31, 2023

File No. 001-39048

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth the response of AvePoint, Inc. (the “Company”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter dated May 23, 2023, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022. For ease of reference, we have duplicated the comment below, followed by the Company’s response.

Comment:

Please revise to include Management’s annual report on internal control over financial reporting. Please ensure that your disclosure complies with Item 308(a) of Regulation [S-K] including disclosing the framework used by management. Refer to the Instructions to Item 308 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and will amend the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K/A”) to include management’s annual report on internal control over financial reporting. The following disclosures will be addressed in such report on internal control over financial reporting included in the Form 10-K/A:

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management’s responsibility for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) for the Company;

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a statement identifying the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) as the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting;

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management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, including a statement as to whether or not internal control over financial reporting was effective and a discussion of any material weaknesses in the Company’s internal control over financial reporting identified by management; and

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a statement that the Company’s Annual Report on Form 10-K does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting, because the Company was not subject to such attestation as an “emerging growth company” as defined by Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Attached hereto as Exhibit A is the Company’s proposed revised “Item 9A. Controls and Procedures” to be included in the Form 10-K/A.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact the undersigned at 804-314-5903.

Sincerely,

/s/ Brian M. Brown

Brian M. Brown
Chief Legal and Compliance Officer

AvePoint, Inc. | 901 E. Byrd Street Suite 900, Richmond, VA 23219 | Phone # 804.326.4351 | Fax # 201.217.8709

Exhibit A

Item 9A. Controls and Procedures

We maintain “disclosure controls and procedures,” as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (in his capacity as principal executive officer) and our Chief Financial Officer (in his capacity as principal financial and accounting officer), as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022, due to the material weaknesses described below. Notwithstanding such material weaknesses in internal control over financial reporting, our principal executive officer and principal financial and accounting officer have concluded that our audited Consolidated Financial Statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles (“GAAP”).

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, for the Company. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with GAAP.  Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).  Based on management's assessment, our principal executive officer and principal financial and accounting officer concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2022, due to the material weaknesses described below.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. Our internal control over financial reporting was not subject to such attestation as we are an "emerging growth company" as defined by Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Because the control deficiencies described below could have resulted in a material misstatement of our annual or interim financial statements, we determined that these deficiencies constitute material weaknesses.

Based upon the evaluation described above, our management identified the following material weaknesses in internal control over financial reporting in fiscal year 2020 which continued to exist as of December 31, 2022:

●	the completeness and accuracy of financial accounting, reporting and disclosures;
●	the identification, review and accounting for nonroutine transactions and/or complex accounting transactions; and
●	segregation of duties with respect to the processing of financial transactions.

Remediation of Material Weaknesses

Our management has been and continues to be committed to remediating these material weaknesses and has identified and implemented several steps to enhance our internal control over financial reporting. We have implemented a remediation plan (the “Remediation Plan”), the actions under which coincide with and are incorporated into our overarching Sarbanes-Oxley Act of 2002 compliance implementation plan. The Remediation Plan actions include, but are not limited to:

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the hiring of personnel with technical accounting and financial reporting experience to further enhance our ability to accurately and expediently respond to increased accounting and financial complexities and increased resource demand with respect thereto, and to aid in further identification and oversight with respect to disclosure control activities in response;

●	the engagement of external consultants in the assistance of the evaluation of complex accounting matters;
●	the establishment of formalized internal controls to review and maintain segregation of duties between appropriate control operators; and
●	the implementation of improved accounting and financial reporting procedures to enhance the completeness and accuracy of our financial accounting, reporting, and disclosures.

We have implemented documented policies and procedures for, and are in the process of testing the implementation and operating effectiveness of, the newly designed controls. The material weaknesses in our internal control over financial reporting will not be considered remediated until the newly designed controls operate for a sufficient period of time. In addition, we may discover additional material weaknesses that require additional time and resources to remediate, and we may decide to take additional measures to address the material weaknesses or modify the remediation steps described above.

A-1

Changes in Internal Control Over Financial Reporting

Other than the Remediation Plan discussed above and the ongoing implementation of measures under the Remediation Plan designed to accurately maintain our financial records, enhance the flow of financial information, improve data management, and provide timely information to our management team, there have been no changes in internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial and accounting officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in any control system, misstatements due to error or fraud may occur and not be detected.

A-2